UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
DOLE PLC
(Name of Issuer)
Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)
G27907 107
(CUSIP Number)
June 14, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, an d for any subsequent amendment containing information which would alter the dis closures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deeme d to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
 1934 ("Act") or otherwise subject to the liabilities of that section of the Ac t but shall be subject to all other provisions of the Act (however, see the Not es).


SCHEDULE 13G
CUSIP No.	G27907 107

1	Names of Reporting Persons
	BDL Capital Management
2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [   ]
(b)  [   ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Paris, France
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		5,142,595
	6	Shared Voting Power
		0
	7	Sole Dispositive Power
		0
	8	Shared Dispositive Power
		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,142,595
10	Check box if the aggregate amount in row (9) excludes certain shares (See In structions)
	[   ]
11	Percent of class represented by amount in row (9)
	5.42%
12	Type of Reporting Person (See Instructions)
	FI


Item 1.
(a)	Name of Issuer: Dole PLC
(b)	Address of Issuer's Principal Executive Offices: 29 North Anne Street, Dubl
in, Ireland, 7
Item 2.
(a)	Name of Person Filing: BDL Capital Management
(b)	Address of Principal Business Office or, if None, Residence: 24 rue du Roch
er, 75008 Paris, France
(c)	Citizenship:	France
(d)	Title and Class of Securities: Ordinary Shares, par value $0.01 per share
(e)	CUSIP No.:	G27907 107
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
 (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company
 Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-
1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposi
t Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment com pany under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a n
on-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please spec ify the type of institution: ____



Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 5,142,595
 (b)	Percent of Class:  5.42%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 5,142,595
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five pe
rcent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable
Item 8.	Identification and classification of members of the group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.
By signing below, I certify that, to the best of my knowledge and belief, the s ecurities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of t he securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2022

BDL CAPITAL MANAGEMENT
/s/ Hughes BEUZELIN

Name:	Hughes BEUZELIN
Title:	CEO
The original statement shall be signed by each person on whose behalf the state ment is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive of ficer or general partner of this filing person), evidence of the representative 's authority to sign on behalf of such person shall be filed with the statement , provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and an y title of each person who signs the statement shall be typed or printed beneat h his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal c riminal violations (See 18 U.S.C. 1001).